Filed pursuant to Rule 433

Pricing Term Sheet, dated November 16, 2022 relating to

Preliminary Prospectus Supplement, dated November 16, 2022

to Prospectus, dated December 8, 2021

Registration No. 333-261531

Athene Holding Ltd.

Pricing Term Sheet

November 16, 2022

6.650% Senior Notes Due 2033 (the “Notes”)

This pricing term sheet supplements the preliminary prospectus supplement filed by Athene Holding Ltd. on November 16, 2022 (the “Preliminary Prospectus Supplement”) relating to its prospectus dated December 8, 2021.

Issuer:	Athene Holding Ltd. (“Issuer”)

Legal Format:	SEC Registered

Aggregate Principal Amount:	$400,000,000

Coupon:	6.650%

Ranking:	Senior Unsecured

Maturity Date:	February 1, 2033

Price to the Public:	99.721% of principal amount plus accrued interest, if any, from November 21, 2022

Net Proceeds to Issuer Before Expenses:	$396,284,000

Interest Payment Dates:	Semi-annually on February 1 and August 1 of each year, commencing on February 1, 2023

Interest Payment Record Dates:	January 15 and July 15 of each year (whether or not a Business Day)

Day Count Convention:	30/360

Benchmark Treasury:	UST 4.125% due November 15, 2032

Spread to Benchmark Treasury:	T+ 300 bps

Benchmark Treasury Price/Yield:	103-19+ / 3.690%

Re-Offer Yield:	6.690%

Trade Date:	November 16, 2022

Settlement Date*:	November 21, 2022 (T+3)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Expected Security Ratings (Moody’s / S&P / Fitch)**:	Baa1 (Stable) / A- (Positive) / BBB+ (Stable)

Optional Redemption:

Prior to November 1, 2032 (three months prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the notes at its option, in whole or in part, for cash at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 45 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Issuer may redeem the notes, in whole or in part, for cash at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	04686J AF8 / US04686JAF84

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. Goldman Sachs & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	Apollo Global Securities, LLC BNP Paribas Securities Corp. Drexel Hamilton, LLC Mizuho Securities USA LLC RBC Capital Markets, LLC SMBC Nikko Securities America, Inc.

Other Information:	Apollo Global Securities, LLC is an affiliate of the Issuer and will receive a portion of the gross spread as an underwriter in the sale of the Notes.

*

The issuer expects that delivery of the notes will be made to investors on or about November 21, 2022 which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery should consult their own advisor.

**

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the securities ratings should be evaluated independently of any other security rating.

The Issuer has filed a shelf registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that shelf registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus can be obtained by contacting Morgan Stanley & Co. LLC toll-free at (866) 718-1649, BofA Securities, Inc. toll-free at (800) 294-1322, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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